UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

INSIGHTFULMIND LEARNING, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

45776U100
(CUSIP Number)

Greg Zakaib
6-9311 Dayton Avenue
Richmond, British Columbia
Canada V6Y 1E2
Telephone: (604) 831-7998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 45776U100

1.	Names of Reporting Persons.

Greg Zakaib

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N/A
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	475,000

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	475,000

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	475,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11):	7.01%

14.	Type of Reporting Person (See Instructions):	IN

Item 1.     Security and Issuer

Security:   Common Stock, no par value (“Common Stock”)
(CUSIP No. 45776U100)

Issuer:       InsightfulMind Learning, Inc.
300-1055 West Hastings Street
Vancouver, BC, Canada   V6E 2E9

Item 2.     Identity and Background

(a)             Name of Person Filing:  Greg Zakaib

(b)            Address:      6-9311 Dayton Ave.
                Vancouver, BC, Canada   V6Y 1E2

(c)            Self-employed restaurant consultant.

(d)            During the last five years, Mr. Zakaib has not been convicted in a criminal proceeding.

(e)            During the last five years, Mr. Zakaib was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)             Canadian.

Item 3.     Source and Amount of Funds or Other Consideration.

On December 17, 2004, Mr. Zakaib participated in a memorandum offering of InsightfulMind Learning, Inc. (the “Issuer”) where he bought with his personal funds, 100,000 common shares for the sum of $7,800. On December 7, 2006, Mr. Zakaib participated in a private placement offering of the Issuer where he bought with his personal funds, 200,000 common shares for the sum of $17,600. On June 4, 2009, Mr. Zakaib acquired the beneficial ownership of 175,000 shares of common stock of the Issuer for aggregate consideration of $14,000, using his personal funds, pursuant to a private transaction for the purchase and sale of the shares.

Item 4.     Purpose of Transaction.

The purpose of the transactions on December 17, 2004 and December 7, 2006 was to raise operating capital for the Issuer.  Mr. Zakaib acquired the shares on June 4, 2009 as a personal investment.

Item 5.     Interest in Securities of the Issuer.

1.         Greg Zakaib

(a)        Amount Beneficially Owned:    475,000
Percent of Class:                      7.01%

(b)       Number of shares as to which such person has:
(i)           Sole power to vote or direct the vote: 475,000
(ii)          Shared power to vote or direct the vote:  N/A
(iii)         Sole power to dispose or direct the disposition of: 475,000
(iv)         Shared power to dispose or direct the disposition of: N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.     Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2009	By:	GREG ZAKAIB
Greg Zakaib